Exhibit 99.16

Document re Form 20-F, Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2005.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

T Williams

Deputy Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com